SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.    20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment  # 2

Name of
Issuer:       USX-US STEEL CORP
_____________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:    90337T101

1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

	The Prudential Insurance Company of America     22-1211670

2.) MEMBER OF A GROUP: 	(a)  N/A
					(b)  N/A

3)  SEC USE ONLY:



4)  PLACE OF ORGANIZATION:	A mutual insurance company organized
		under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)  Sole Voting Power:		383,073		See Exhibit A
6)  Shared Voting Power:	4,531,660		See Exhibit A
7)  Sole Dispositive Power:	383,073		See Exhibit A
8)  Shared Dispositive Power:	4,562,282		See Exhibit A

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:
			5,269,642	See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:	Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
			5.94 See Exhibit A

12) TYPE OF REPORTING PERSON:  IC, IA

ITEM 1(a).  NAME OF ISSUER:

                      USX-US STEEL CORP

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                      USX-US STEEL CORP
600 Grant St
Pittsburgh, PA  15219-4776


ITEM 2(a).  NAME OF PERSON FILING:

		 The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

			751 Broad Street
			Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

			A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

			Common Stock

ITEM 2(e).  CUSIP NUMBER:

			90337T101

ITEM 3.		The Person filing this statement is an Insurance Company
			as defined in Section 3(a) (19) of the Securities
Exchange
			Act of 1934, and an Investment Adviser registered under
			Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP:

		(a) Number of Shares
		      Beneficially Owned:		5,269,642  See Exhibit
A

		(b) Percent of Class:		5.94

							Number
		(c) Powers				Of Shares
		      -------------------------------------
-------------------------------------
		     Sole power to vote or		383,073
		  See Exhibit A
		     to direct the vote

		     Shared power to vote or	4,531,660
See Exhibit A
		     to direct the vote

		     Sole power to dispose or	383,073
See Exhibit A
		     to direct disposition

		     Shared power to dispose	4,562,282
See Exhibit A
		     or to direct disposition

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:

		Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF
	 ANOTHER PERSON:

		See Exhibit A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE
	SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
	REPORTED ON BY THE ULTIMATE PARENT COMPANY:

		Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF
	 MEMBERS OF THE GROUP:

		Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10.  CERTIFICATION:

	By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

	The filing of this statement should not be construed as an admission that
Prudential is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.



				SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


	THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

	By:	Ellen McGlynn Koke
		Vice President

	Date:	02/07/2000
	As of:	12/31/1999


				Exhibit A
				--------------

ITEM 6.	 OWNERSHIP:

The Prudential Insurance Company of America ('Prudential') presently holds 3,600 shares of Issuer's common stock for the benefit of its general account.

In addition, Prudential may have direct or indirect voting and/or investment discretion over
5,266,042 shares which are held for its own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.


Included in the total number of shares stated above are 299,960 convertible preferred which are convertible into common stock at a ratio of 1:1.0811.